FOR IMMEDIATE RELEASE

Enterra Energy Trust Announces June 2006 Distribution of US$0.18

Calgary, Alberta – May 15, 2006 – Enterra Energy Trust (TSX: ENT.UN, NYSE: ENT) today announces that a cash distribution of US$0.18 per trust unit will be paid on June 15, 2006 in respect of the May 2006 production.  The distribution will be paid in US$ funds to unitholders of record at the close of business May 31, 2006.  The ex-distribution date is May 29, 2006 in Canada.  Due to the Memorial Day holiday, the ex-distribution date in the United States is before trading on May 26, 2006.

In compliance with tax regulations, the 15% withholding tax for non-residents will be applied to distributions paid in 2006.

For U.S. residents: Enterra has received advice from its tax advisors that the distributions from Enterra should be eligible for qualified dividend treatment, provided the U.S. unitholders meet certain holding period requirements.  Enterra is required to apply approximately 15% withholding tax for U.S. residents under the Canada-United States Tax Convention on 100% of the distributions during 2006.

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution which is currently US$0.18.

Additional information can be obtained at the Company’s website at www.enterraenergy.com

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements."  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

For further information please contact:

Company Contacts:

Investor Relations:

Enterra Energy Trust

The Equity Group Inc.

E. Keith Conrad, President and CEO

Linda Latman (212) 836-9609

John Kalman, CFO

Lena Cati (212) 836-9611

(877) 263-0262

www.theequitygroup.com

www.enterraenergy.com